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                             June 29, 2021

       Dustin Shindo
       Chief Executive Officer
       Pono Capital Corp
       643 Ilalo Street
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Corp
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2021
                                                            File No. 333-257150

       Dear Mr. Shindo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 16, 2021

       Exclusive forum for certain lawsuits , page 130

   1.                                                   Exhibit 3.2, Section
12.1 states, "the U.S. federal district courts shall be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the
                                                        Securities Act of 1933,
as amended, against the Corporation or any director, officer, other employee or agent of
the Corporation." Please revise this section to be consistent with the
                                                        Exhibit.
 Dustin Shindo
FirstName  LastNameDustin Shindo
Pono Capital Corp
Comapany
June       NamePono Capital Corp
     29, 2021
June 29,
Page 2 2021 Page 2
FirstName LastName
Exhibit 4.4 (Warrant Agreement), page II-5

2. Please revise Section 9.3 of the Warrant Agreement, consistent with your prospectus disclosure, to specify whether actions under the Securities Act and the Exchange Act are covered by the exclusive forum provision. In the alternative, please tell us how you will make future investors aware of the applicability of the provision to actions under the
         Securities Act and the Exchange Act.
Exhibit 5.1 (Opinion of Rimon, PC), page II-5

3. Please tell us why the opinion is also signed by Baker & McKenzie LLP. You may contact Lory Empie at 202-551-3714 or Michael Henderson at
202-551-3364 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance